SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2006
                                          -------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Blocklisting  Six Monthly  Return
                                ---------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  11 APRIL 2006


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      11 April 2006


1. Name of applicant:                           AMVESCAP PLC


2. Name of scheme:                              AMVESCAP PLC TRIMARK
                                                ACQUISITION


3. Period of return:      From: 11 OCTOBER 2005       To:    10 APRIL 2006


4. Balance under scheme from previous return:         23,590,000


5. The amount by which the block scheme has           0
   been increased, if the scheme has
   been increased since the date of the
   last return


6. Number of securities issued/allotted               5,022,000
   under scheme  during period:


7. Balance under scheme not yet issued/allotted
   at end of period                                  18,568,009


8. Number and class of securities originally
   listed and the date of admission                  65,988,401 ORDINARY SHARES
                                                     OF 25P EACH LISTED ON
                                                     11 OCTOBER 2000.

9. Total number of securities in issue
   at the end of the period.                         821,691,627 ORDINARY SHARES
                                                     OF US$0.10


Name of contact:                                     ANGELA TULLY
Address of contact:                                  30 FINSBURY SQUARE,
                                                     LONDON EC2
Telephone number of contact:                         020 7065 3652


SIGNED BY   A. Tully
            Assistant Company Secretary for and on behalf of

            AMVESCAP PLC
            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  11 April, 2006                   By   /s/  Angela Tully
      --------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary